Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Almaden Minerals Ltd. (“Almaden” or the “Company”)

210 - 1333 Johnson Street
Vancouver, British Columbia
V6H 3R9

ITEM 2.	Date of Material Change

February 16, 2022

ITEM 3.	News Release

A news release was issued and disseminated via GLOBE NEWSWIRE by the Company on February 17, 2022.

ITEM 4.	Summary of Material Change

On February 16, 2022, the Supreme Court of Justice of Mexico (“SCJN”) reached a decision in respect of the mineral title lawsuit involving the Company’s mineral claims.

Almaden has reviewed a draft of the February 16, 2022 SCJN decision. The draft decision determines that the Mexican mineral title law is constitutional, but that before issuing Almaden’s mineral titles, the Ministry of the Economy should have provided for a consultation procedure with relevant indigenous communities. The draft decision orders the Ministry of the Economy to declare Almaden’s mineral titles ineffective and to re-issue them following the Ministry’s compliance with its obligation to carry out the necessary procedures to consult with indigenous communities.

ITEM 5.	Full Description of Material Change

On February 16, 2022, the Supreme Court of Justice of Mexico (“SCJN”) reached a decision in respect of the mineral title lawsuit involving the Company’s mineral claims.

As previously reported, Almaden’s mineral claims are the basis of a lawsuit against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office) asserting that the Mexican mining law is unconstitutional. In April 2019, a lower court in Puebla State issued a decision that Mexico’s mining law is unconstitutional because it fails to include provisions requiring consultation of indigenous communities before the granting of a mineral title. The lawsuit uses the Company’s mineral claims to make the argument. For more background see the Company’s press releases of April 14, 2021, February 27, 2020, and April 15, 2019

Almaden noted that it had reviewed a draft of the February 16, 2022 SCJN decision. The draft decision determines that the Mexican mineral title law is constitutional, but that before issuing Almaden’s mineral titles, the Ministry of the Economy should have provided for a consultation procedure with relevant indigenous communities. The draft decision orders the Ministry of the Economy to declare Almaden’s mineral titles ineffective and to re-issue them following the Ministry’s compliance with its obligation to carry out the necessary procedures to consult with indigenous communities. The final decision of the SCJN may be modified and differ from the draft decision. The decision will take effect at the time of official notification of the decision to the Company which is expected within the next two months.

Almaden noted that it intends to review the final decision when it is available and interact with Mexican government officials and local community officials in order to fully understand the impact of this decision on the Company’s mineral claims prior to determining its next steps. At present there is no timeline for consultation by the Ministry of the Economy with indigenous communities.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Douglas McDonald, Executive Vice President

(604) 689-7644

info@almadenminerals.com

ITEM 9.	Date of Report

February 24, 2022

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this material change report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this material change report relate to, among other things, the timing of the official notification of the decision to the Company, whether the final decision of the SCJN will be modified and differ from the draft, the nature of any such modifications, the timing and procedures for any consultation by the Ministry of the Economy with indigenous communities and the timing and procedures for the Ministry of the Economy to re-issue mineral titles to Almaden.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process with indigenous communities and judicial decisions thereon; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this material change report. Such risks and other factors include, among others, risks related to: Mexico’s consultation process with indigenous communities and potential litigation in respect thereof; political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this material change report to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.